March 26, 2026

Siddharth Sitaram
Chief Accounting Officer
Doximity, Inc.
300 3rd St; Suite 510
San Francisco, CA 94107

       Re: Doximity, Inc.
           Form 10-K for the Year Ended March 31, 2025
           Form 10-Q for the Period Ended December 31, 2025
           File No. 001-40508
Dear Siddharth Sitaram:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology